

May 28, 2009

Mr. Michael E. Mercer
Chief Financial Officer
EV Energy Partners, L.P.
1001 Fannin, Suite 800
Houston, Texas 77002

> **Re: EV Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-33024**

Dear Mr. Mercer:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 61

Impairment of Long-Lived Assets, page 62

1.   We understand from your disclosure on page 62 that you are following the guidance in SFAS 144 when evaluating your proved oil and natural gas properties for impairment; and that no impairment charges have been recognized in any of the three years presented. We would like to understand how your impairment

testing as of December 31, 2008 had taken into account the circumstances described in the disclosures referenced below.

(a)   In the last paragraph of your Critical Accounting Policy discussion pertaining to oil and natural gas properties on page 42, you acknowledge that downward revisions in proved reserve estimates, falling commodity prices, and rising operating costs could result in property impairment.

(b)   In the third paragraph under Overview on page 4, you explain that the decrease in commodity prices during 2008 had a significant impact on your proved reserves, attributing to a 17% decline in reserves previously estimated.

(c)   In the second-to-last paragraph on page 40, you discuss the decline in oil and gas prices during 2008 and clarify that this "has reduced and will continue to reduce" your cash flows from operations, although you also indicate that you have limited exposure to price volatility through 2013 by entering into derivative agreements.

(d)   In your discussion of 2008 results compared to 2007 results on page 45, you indicate that lease operating expenses per Mcfe were significantly higher than your 2007 unit costs, particularly for properties purchased during the year.

(e)   In your table showing the standardized measure of discounted future net cash flows relating to proved oil and gas reserves on page 80, we see that this metric fell significantly short of capitalized property costs at the end of 2008.

Please submit details of your impairment testing as at December 31, 2008, including an explanation of how you have overcome these adverse circumstances in estimating future cash flows, and a description of the assumptions used in your calculations.

Please disclose the extent to which you have covered your expected future production with derivative instruments for each year through 2013, as a supplement to your tables of derivative agreements on pages 53 and 68; the effect of these agreements on cash flows associated with scheduled future production should be clear.

Executive Compensation, page 86

Compensation Discussion and Analysis, page 86

2.   It is unclear to us whether or not you use benchmarks in determining the compensation of your executives. Please clarify if this is the case, and if so, provide the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K in all future filings. Provide us with an example of your proposed disclosure on this matter.

3.   Please explain further your reimbursement process with respect to executive compensation. For instance, you state that you do not directly reimburse EnerVest for compensation costs associated with Messrs. Walker, Houser, and Dwyer. However, section 3.1(b) of the omnibus agreement indicates that you reimburse EnerVest for payments it makes for, among other things, the compensation of senior management. Although the management fee is not calculated solely by reference to compensation costs, it appears to include full reimbursement for the portion of these executives' compensation properly allocable to the partnership. If that is the case, explain why you have not included the allocable portions in your compensation tables, given that these amounts were paid to these executives for services rendered to you. See Item 402(a)(2) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   We note that you have omitted required language from paragraphs 4 and 4(b) of your certifications. It appears that this is inappropriate given that the transition period referenced in Part III.E of Release No. 34-47986 has passed. Please revise to reflect the exact form of certification found in Item 601(b)(31) of Regulation S-K or explain your basis for concluding that your certifications are appropriate.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Exhibits 31.1 and 31.2

5.   Please revise the certifications of your principal executive officers to include the introductory language of paragraph 4, pertaining to internal control over financial reporting, as specified in Item 601(b)(31) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Mike Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director